UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934



NAME OF ISSUER				LEAR CORPORATION

TITLE OF CLASS OF SECURITIES		Common

CUSIP NUMBER				521865105


The remainder of this cover page shall be filled out
 for a reporting person's
initial filing on this form with respect to the subject
 class of securities, and
for any subsequent amendment containing information
 which would alter the
disclosures provided in a prior cover page.

The information required in the remainder of this
 cover page shall not be deemed
to be "filed" for the purpose of Section 18 of the
 Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities
 of that section of the Act
but shall be subject to all other provisions of the Act (however, see the Notes).
























Page 1 of 10 Pages



13G

CUSIP No.	521865105							Page 2 of 10 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
S.S. or I.R.S. identification no. of above person

	Marsh & McLennan Companies, Inc.
	36-2668272
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
	(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

	Delaware
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
					-----------------------------
Number of shares	)	6.	Shared Voting Power
Beneficially	)
Owned by each	)			NONE
Reporting		)			-----------------------------
Person with:	)	7.	Sole Dispositive Power

						NONE
					-----------------------------
				8.	Shared Dispositive Power

						NONE
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

	NONE
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

	NONE
------------------------------------------------------------------------------
12.	Type of Reporting person*

	HC
------------------------------------------------------------------------------



13G

CUSIP No. 521865105							Page 3 of 10 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	Putnam Investments, LLC.
	04-2539558
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

		Massachusetts
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of	 shares	)			-----------------------------
Beneficially	)	6.	Shared Voting Power
owned by each	)
						642093
Reporting		)
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						NONE
					-----------------------------
				8.	Shared Dispositive Power

						5269910
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		5269910

------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

		8.2%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	HC
------------------------------------------------------------------------------



13G

CUSIP No. 521865105							Page 4 of 10 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	Putnam Investment Management, LLC.
	04-2471937
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

	Massachusetts
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of	 shares	)			-----------------------------
Beneficially	)	6.	Shared Voting Power
Owned by each	)
Reporting		)			NONE
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						NONE
					-----------------------------
			8.	Shared Dispositive Power

						4476134
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		4476134
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

		6.9%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	IA
------------------------------------------------------------------------------



13G

CUSIP No. 521865105							Page 5 of 10 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	The Putnam Advisory Company, LLC.
	04-6187127
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

		Massachusetts
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of	 shares	)			-----------------------------
Beneficially	)	6.	Shared Voting Power
Owned by each	)
Reporting		)			642093
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						NONE
					-----------------------------
				8.	Shared Dispositive Power

						793776
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		793776
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

	1.2%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	IA
------------------------------------------------------------------------------



SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)



Item 1(a)	Name of Issuer:		LEAR CORPORATION

Item 1(b)	Address of Issuer's Principal Executive Offices:

21557 Telegraph Road, Southfield, Michigan 48034,

Item 2(a)						Item 2(b)

Name of Person Filing:				Address or Principal Office or, if
NONE, Residence:

Putnam Investments, LLC.			One Post Office Square
	("PI")						Boston, Massachusetts 02109
on behalf of itself and:

*Marsh & McLennan Companies, Inc.		1166 Avenue of the Americas
	("MMC")						New York, NY  10036

Putnam Investment Management, LLC.		One Post Office Square
	("PIM")						Boston, Massachusetts 02109

The Putnam Advisory Company, LLC.		One Post Office Square
	("PAC")						Boston, Massachusetts 02109




Item 2(c)		Citizenship:  PI, PIM and PAC are limited liability companies organized under Massachusetts law.  The citizenship of other persons identified in Item 2(a) is designated as follows:

			*	Corporation - Delaware law
			**	Voluntary association known as Massachusetts business trust -
Massachusetts law


Item 2(d)		Title of Class of Securities:	Common

Item 2(e)		Cusip Number:	521865105

Page 6 of 10 Pages




Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a)(   )	Broker or Dealer registered under Section 15 of the Act


(b)(   )	Bank as defined in Section 3(a)(6) of the Act


(c)(   )	Insurance Company as defined in Section 3(a)(19) of the Act


(d)(    )	Investment Company registered under Section 8 of the Investment
Company Act


(e)( X )	Investment Adviser registered under Section 203 of the Investment
Advisers Act of 1940


(f)(   )	Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (Section 240.13d-1(b)(1)(ii)(F)


(g)( X )	Parent Holding Company, in accordance with Section
240.13d-1(b)(ii)(G)


(h)(   )	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)





	Page 7 of 10 Pages



Item 4.
Ownership.
						M&MC				PIM*			PAC			PI
						-----				-----			---			----
					(Parent holding			(Investment advisers		(Parent company
					company to PI)			& subsidiaries of PI)		to PIM and PAC)


(a)	Amount Beneficially
	Owned:				NONE				4476134	+	793776	=	5269910

(b)	Percent of Class:			NONE				6.9%		+	1.2%		=	8.2%

(c)	Number of shares as
	to which such person has:

(1)	sole power to vote
	or to direct the vote;
	(but see Item 7)			NONE				NONE			NONE			NONE

(2)	shared power to vote
	or to direct the vote;
	(but see Item 7)			NONE				NONE			642093
	642093

(3)	sole power to dispose
	or to direct the
	disposition of;
	(but see Item 7)			NONE				NONE			NONE			NONE

(4)	shared power to
	dispose or to direct
	the disposition of;
	(but see Item 7)			NONE				ALL			ALL			ALL



Page 8 of 10 Pages




Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as
 of the date thereof the
reporting person has ceased to be the beneficial owner
 of more than five percent of the
class of securities, check the following ( ).

Item 6.	Ownership of More than Five/Ten Percent on
 Behalf of Another Person:
No persons other than the persons filing this Schedule
 13G have an economic interest in
the securities reported on which relates to more than
 five percent of the class of
securities. Securities reported on this Schedule 13G as being beneficially owned by
M&MC and PI consist of securities beneficially owned by subsidiaries of PI which are registered investment advisers, which in turn include securities beneficially owned by clients of such investment advisers, which clients may include investment companies
registered under the Investment Company Act and/or
 employee benefit plans, pension
funds, endowment funds or other institutional clients.

Item 7.	Identification and Classification of the Subsidiary
 Which Acquired the
Security Being Reported on By the Parent Holding Company.

PI, which is a wholly-owned subsidiary of M&MC, wholly
 owns two registered investment
advisers:  Putnam Investment Management, LLC., which
 is the investment adviser to the
Putnam family of mutual funds and The Putnam Advisor y Company, LLC., which is the investment adviser to Putnam's institutional clients. Both subsidiaries have
dispository power over the shares as investment managers
, but each of the mutual fund's
trustees have voting power over the shares held by each fund, and The Putnam Advisory
Company, LLC. has shared voting power over the shares
 held by the institutional
clients.  Pursuant to Rule 13d-4, M&MC and PI declare
 that the filing of this Schedule
13G shall not be deemed an admission by either or both
 of them that they are, for the
purposes of Section 13(d) or 13(g) the beneficial owner of any securities covered by this Section 13G, and further state that neither of them have any power to vote or
dispose of, or direct the voting or disposition of, any o f the securities covered by this Schedule 13G.

Item 8.	Identification and Classification of Members of the Group:
		Not applicable.

Item 9.	Notice of Dissolution of Group:

		Not applicable.

Item 10.	Certification.

Page 9 of 10 Pages




By signing below I certify that, to the best of my knowledge and belief, the securities
referred to above were acquired in the ordinary course o f business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of
the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge
 and belief, I certify that the
information set forth in this statement is true, complete and correct.


PUTNAM INVESTMENTS, LLC.


	/s/Andrew J. Hachey
BY:	-------------------------------------------
	Signature

	Name/Title:	Andrew J. Hachey
	Vice President and Counsel

	Date:	February 5, 2002


For this and all future filings, reference is made to Power
 of Attorney dated April 29,
1999, with respect to duly authorized signatures on behalf of Marsh & McLennan
Companies, Inc., Putnam Investments, LLC., Putnam
 Investment Management, LLC., The
Putnam Advisory Company, LLC. and any Putnam
 Fund wherever applicable.

For this and all future filings, reference is made to an
 Agreement dated June 28, 1990,
with respect to one filing of Schedule 13G on behalf o f said entities, pursuant to Rule
13d-1(f)(1).






Page 10 of 10 Pages